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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING



[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-QSB   [ ] Form N-SAR


For the Period Ended July 31, 2002


[ ]   Transition Report on Form 10-K       [ ]   Transition Report on Form 10-Q

[ ]   Transition Report on Form 20-F       [ ]   Transition Report on Form N-SAR

[ ]   Transition Report on Form 11-K

For the transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

D'Angelo Brands, Inc.
Full Name of Registrant

Playandwin, Inc.
Former Name if Applicable

14 Brewster Road,
Address of Principal Executive Office (Street and Number)

Brampton, Ontario, Canada, L6T 5B7
City, State and Zip Code

                       PART II - RULES 12b - 25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-K, form 20-F, 11-K or form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject Quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b - 25(c) has been attached if applicable.

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                              PART III - NARRATIVE


     The Company has not yet completed assembling the data for the quarter's 10-QSB including information needed to complete the quarter's financial statements.

                           PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Frank D'Angelo 905-794-0335

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X]   Yes           [ ]   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X]   Yes           [ ]    No

     The results of operations will change significantly from the corresponding period for the last fiscal year because the Company was reorganized in October 2001. As a result of the reorganization, the financial history of the Company is that of D'Angelo Brands Ltd., therefore, the Company has adopted the fiscal year end of D'Angelo Brands Ltd. D'Angelo Brands Ltd. is a wholly owned subsidiary of D'Angelo Acquisitions Inc. which is in turn wholly owned by the Company. Furthermore, the Company acquired operational beverage processing equipment which is located in a leased facility. This facility, which commenced production in April 2002, impacted results for the quarter ending July 2002. Until its information is completely compiled, the Company does not believe it can make an accurate quantitative estimate of its results of operations.

     D'Angelo Brands, Inc. has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date:   September 13, 2002

     By: /s/ Frank D'Angelo
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             Frank D'Angelo, President